EXHIBIT 99.09

To announce the resignation of the new Independent Director, Chen Yung- Chen

Date of events: 2016/06/25

Contents:

1.Date of occurrence of the change:2016/06/24

2.Appointment of or changed personnel (juristic-person director, juristic-person supervisor, independent director, natural-person director or natural-person supervisor):independent director

3.Title, name and resume of the replaced personnel: Chen Yung- ChenChairman of Taiwan Asset Management Corporation

4.Title, name and resume of the new personnel:NA

5.Type of the change (please enter: “resignation”, “discharge”, “tenure expired”, “death” or “new appointment” ): resignation

6.Reason for the change:New elected Independent Director Chen Yung- Chen decided not to assume the position as Independent Director of Chunghwa Telecom.

7.Number of shares held by the new personnel at the time of appointment:0

8.Original term (from to ): from2016/06/24 to 2019/06/23

9.Effective date of the new appointment:NA

10.Rate of turnover of directors of the same term:1/13

11.Rate of turnover of supervisor of the same term:NA

12.Rate of turnover of independent director of the same term:1/5

13.Change in one-third or more of directors (“Yes” or “No”):No

14.Any other matters that need to be specified:The number of directors of the Company is in line with laws and articles of the Company. The preceding matter do not have any impact on the operation of the Board of Directors and Corporate Governance.